

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2017

Via E-Mail
Brett C. Moody
Moody National REIT II, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

> **Re:** **Moody National REIT II, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 29, 2016**
> **File No. 333-215362**

Dear Mr. Moody:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of Moody I security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of Moody I security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

2. Please provide updated director and executive officer compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, as required by Item 18(a)(7)(ii) of Form S-4.

The Mergers

Opinion of the Moody I Special Committee's Financial Advisor, page 76

3.   We note that the description on page C-4 regarding the relationships between FBR and
        Moody I does not provide a narrative and quantitative description of the fees paid or to be
        paid to FBR and its affiliates by Moody I and its affiliates. Please revise your prospectus
        to provide such disclosures or provide us with an analysis as to why such disclosure is not
        required. Please also specifically disclose in this section of your prospectus the amount
        of the fee that Moody I is paying to FBR for rendering the fairness opinion. Please also
        separately break out any fees to be paid to FBR and its affiliates by Moody I and its
        affiliates that are contingent on the completion of the transactions contemplated by the
        Merger Agreement.

Summary of Financial Analyses Performed by FBR

NAV Analyses, page 82

4.   We note the reference on page 82 to certain appraisals commissioned by Moody I and
        Moody II that were used by FBR in its NAV analysis. Information about any reports,
        opinions or appraisals that are materially related to the transactions contemplated by the
        Merger Agreement and referred to in the registration statement is required to be disclosed
        in the registration statement and filed as an exhibit. Please see Items 4(b) and 21(c) of
        Form S-4. Please consider the need to provide additional disclosure about these
        appraisals and provide us a copy of the appraisals for our review. Alternatively, please
        tell us why you believe this is not required pursuant to these items.

Annex C – Opinion of FBR Capital Markets & Co., page C-1

5.   We note the reference on page 82 to certain appraisals commissioned by Moody I and
        Moody II that were used by FBR in its NAV analysis. We also note the disclosure on
        page C-4 which states that FBR was not furnished a valuation or appraisal of the assets or
        liabilities (contingent or otherwise) of Moody I or Moody II. Please revise your
        disclosure to reconcile this apparent discrepancy or provide us with an analysis as to why
        such reconciliation is not necessary.

6.   We note the limitation on reliance by shareholders in the sixth full paragraph on page C-4
        of the opinion, which states that FBRC's opinion "is *solely* for the benefit and use of the
        Special Committee in its evaluation of the fairness, from a financial point of view, to
        REIT I's common stockholders (other than REIT II, Merger Sub or any of their
        respective affiliates) of the Proposed Consideration." (Emphasis added). Because it is
        inconsistent with the disclosures relating to the opinion, the limitation should be deleted.
        Alternatively, disclose the basis for FBRC's belief that shareholders cannot rely upon the
        opinion to support any claims against FBRC arising under applicable state law (e.g., the

inclusion of an express disclaimer in FBRC's engagement letter with the Special Committee). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Special Committee or the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to FBRC would have no effect on the rights and responsibilities of FBRC, the Special Committee or the board of directors under the federal securities laws.

Exhibit Index

7.   Please confirm that you will file final opinions of counsel prior to the effectiveness of your registration statement regarding your qualification as a real estate investment trust for U.S. federal income tax purposes and the proposed merger's qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David E. Brown, Jr., Esq.
        Alston & Bird LLP